November 18, 2025

Steven Williamson
President and Chief Executive Officer
Pulmonx Corp
700 Chesapeake Drive
Redwood City, CA 94063

       Re: Pulmonx Corp
           Registration Statement on Form S-3
           Filed September 26, 2026
           File No. 333-290560
Dear Steven Williamson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   John McKenna